Attic Brewing
Balance Sheet
12/31/2019

Assets:
Cash   10,048.62

	SBA	Leases	Cash	Totals
Brewery Equipment	291,590.83		196,523.92	488,114.75
Fork Lift	15,755.65			15,755.65
Bar Equipment			6,449.16	6,449.16
Kegs		23,540.00		23,540.00
Walk-In Cooler	16,240.00			16,240.00
Keg Washer	15,413.52			15,413.52
Furniture			8,643.01	8,643.01
Building Improvements		57,601.58	6,333.04	63,934.62
Audio equipment			2,008.26	2,008.26
Office equipment			2,806.23	2,806.23

                                                                                                                      642,905.20

Deferred Fin costs
WeFunder   92,196.50
Friends and Family loans   14,050.00
SBA loan costs   14,691.65

                                                                                                                      120,938.15

Other capitalized costs	Prior year	Current year	totals
Start Up Costs	19,338.00	5,000.00	24,338.00
License	1,949.00		1,949.00
Patents	550.00		550.00
Inventory	3,733.00	12,620.00	16,353.00
Deposits	15,394.00	(15,394.00)	-

                                                                                                                      43,190.00

Total assets   817,081.97

Owed To	For		Amount	
M&T Bank	SBA Loan		354,384.00	
WeFunder	184,393.00 X 1.5 return		276,589.50	
M&T Bank	Line of Credit		-	
Friends and Family Loans	28,100x 1.5 return		42,150.00	
Gerald Kehan	Plumbing		2,600.00	accounts payable
Michael LaRosa	Brewery Consultant		5,000.00	accounts payable
Capital One Spark CC	Credit Card Debt		2,033.68	CC payable
Chase Business CC	Credit Card Debt		2,773.52	CC payable
American Keg Co.	Keg Lease		22,364.79	Lease payable
Philly Office Retail	Build Out Overage		55,001.58	Loan payable
2019 Tax Liability	Excise, Liquar and Sales		486.69	accounts payable

TOTAL   763,383.76

Equity   53,698.11

Total liabilities and equity   817,081.87